UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Arch Coal, Inc.

and the
co-applicants listed on the following pages

(Name of applicants)

One CityPlace Drive, Ste. 300

St. Louis, Missouri 63141

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
8.000% Senior Secured Notes due 2022	Up to $184,223,600 aggregate principal amount(1)

Approximate date of proposed public offering: Such securities are expected to be issued as soon as practicable after the effective date of this Application for Qualification

Name and address of agent for service:

Robert G. Jones

Senior Vice President—Law, General Counsel and Secretary

Arch Coal, Inc.

One CityPlace Drive, Ste. 300

St. Louis, Missouri 63141

With a copy to:

Michael Kaplan, Esq.

Byron B. Rooney, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
(212) 450-4000

The Company hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon written request.

(1) Includes 8.000% Senior Secured Notes due 2022 to be issued in transactions exempt from registration under the Securities Act of 1933 as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) of the Securities Act. The amount of 8.000% Senior Secured Notes due 2022 to be issued in such transactions in reliance upon Section 3(a)(9) of the Securities Act may be less than $184,223,600. Does not include 8.000% Senior Secured Notes due 2022 that may be issued in transactions exempt from qualification under the Trust Indenture Act, including any issuance in transactions exempt from registration under the Securities Act pursuant to the provisions of Section 4(a)(2) of the Securities Act.

The following direct and indirect subsidiaries of Arch Coal, Inc. are guarantors of the 8.000% Senior Secured Notes due 2022 and are co-applicants on this Form T-3.

Name of Co-Applicant	Jurisdiction of Incorporation or Organization
ACI Terminal, LLC	Delaware
Allegheny Land Company	Delaware
Arch Coal Sales Company, Inc.	Delaware
Arch Coal West, LLC	Delaware
Arch Development, LLC	Delaware
Arch Energy Resources, LLC	Delaware
Arch Reclamation Services, Inc.	Delaware
Arch Western Acquisition Corporation	Delaware
Arch Western Acquisition, LLC	Delaware
Arch Western Bituminous Group, LLC	Delaware
Arch Western Finance, LLC	Delaware
Arch Western Resources, LLC	Delaware
Arch Of Wyoming, LLC	Delaware
Ark Land Company	Delaware
Ark Land KH, Inc.	Delaware
Ark Land LT, Inc.	Delaware
Ark Land WR, Inc.	Delaware
Ashland Terminal, Inc.	Delaware
Bronco Mining Company, Inc.	West Virginia
Catenary Coal Holdings, Inc.	Delaware
Coal-Mac, Inc.	Kentucky
CoalQuest Development LLC	Delaware
Cumberland River Coal Company	Delaware
Hawthorne Coal Company, Inc.	West Virginia
Hunter Ridge, Inc.	Delaware
Hunter Ridge Coal Company	Delaware
Hunter Ridge Holdings, Inc.	Delaware
ICG, Inc.	Delaware
ICG, LLC	Delaware
ICG Beckley, LLC	Delaware
ICG East Kentucky, LLC	Delaware
ICG Eastern, LLC	Delaware
ICG Eastern Land, LLC	Delaware
ICG Illinois, LLC	Delaware
ICG Knott County, LLC	Delaware
ICG Natural Resources, LLC	Delaware
ICG Tygart Valley, LLC	Delaware
International Coal Group, Inc.	Delaware
Juliana Mining Company, Inc.	West Virginia
King Knob Coal Co., Inc.	West Virginia
Lone Mountain Processing, Inc.	Delaware
Marine Coal Sales Company	Delaware
Melrose Coal Company, Inc.	West Virginia
Mingo Logan Coal Company	Delaware
Mountain Coal Company, L.L.C.	Delaware
Mountain Gem Land, Inc.	West Virginia
Mountain Mining, Inc.	Delaware
Mountaineer Land Company	Delaware
Otter Creek Coal, LLC	Delaware
Patriot Mining Company, Inc.	West Virginia
Powell Mountain Energy, LLC	Delaware
Prairie Holdings, Inc.	Delaware
Shelby Run Mining Company, LLC	Delaware

Name of Co-Applicant	Jurisdiction of Incorporation or Organization
Simba Group, Inc.	Delaware
Thunder Basin Coal Company, L.L.C.	Delaware
Triton Coal Company, L.L.C.	Delaware
Upshur Property, Inc.	Delaware
Vindex Energy Corporation	West Virginia
Western Energy Resources, Inc.	Delaware
White Wolf Energy, Inc.	Virginia
Wolf Run Mining Company	West Virginia

EXPLANATORY NOTE

This Amendment No. 1 to Form T-3 (this “Amendment”) is being filed to update, and add to, the list of exhibits attached to the Amendment. This Amendment is not intended to amend or delete any other part of the Form T-3.

GENERAL

1. General Information

Name of Applicant	Form of Organization	State of Organization
Arch Coal, Inc.	Corporation	Delaware
ACI Terminal, LLC	Limited Liability Company	Delaware
Allegheny Land Company	Corporation	Delaware
Arch Coal Sales Company, Inc.	Corporation	Delaware
Arch Coal West, LLC	Limited Liability Company	Delaware
Arch Development, LLC	Limited Liability Company	Delaware
Arch Energy Resources, LLC	Limited Liability Company	Delaware
Arch Reclamation Services, Inc.	Corporation	Delaware
Arch Western Acquisition Corporation	Corporation	Delaware
Arch Western Acquisition, LLC	Limited Liability Company	Delaware
Arch Western Bituminous Group, LLC	Limited Liability Company	Delaware
Arch Western Finance, LLC	Limited Liability Company	Delaware
Arch Western Resources, LLC	Limited Liability Company	Delaware
Arch Of Wyoming, LLC	Limited Liability Company	Delaware
Ark Land Company	Corporation	Delaware
Ark Land KH, Inc.	Corporation	Delaware
Ark Land LT, Inc.	Corporation	Delaware
Ark Land WR, Inc.	Corporation	Delaware
Ashland Terminal, Inc.	Corporation	Delaware
Bronco Mining Company, Inc.	Corporation	West Virginia
Catenary Coal Holdings, Inc.	Corporation	Delaware
Coal-Mac, Inc.	Corporation	Kentucky
CoalQuest Development LLC	Limited Liability Company	Delaware
Cumberland River Coal Company	Corporation	Delaware
Hawthorne Coal Company, Inc.	Corporation	West Virginia
Hunter Ridge, Inc.	Corporation	Delaware
Hunter Ridge Coal Company	Corporation	Delaware
Hunter Ridge Holdings, Inc.	Corporation	Delaware
ICG, Inc.	Corporation	Delaware
ICG, LLC	Limited Liability Company	Delaware
ICG Beckley, LLC	Limited Liability Company	Delaware
ICG East Kentucky, LLC	Limited Liability Company	Delaware
ICG Eastern, LLC	Limited Liability Company	Delaware
ICG Eastern Land, LLC	Limited Liability Company	Delaware
ICG Illinois, LLC	Limited Liability Company	Delaware
ICG Knott County, LLC	Limited Liability Company	Delaware
ICG Natural Resources, LLC	Limited Liability Company	Delaware
ICG Tygart Valley, LLC	Limited Liability Company	Delaware
International Coal Group, Inc.	Corporation	Delaware
Juliana Mining Company, Inc.	Corporation	West Virginia
King Knob Coal Co., Inc.	Corporation	West Virginia
Lone Mountain Processing, Inc.	Corporation	Delaware
Marine Coal Sales Company	Corporation	Delaware
Melrose Coal Company, Inc.	Corporation	West Virginia
Mingo Logan Coal Company	Corporation	Delaware
Mountain Coal Company, L.L.C.	Limited Liability Company	Delaware
Mountain Gem Land, Inc.	Corporation	West Virginia
Mountain Mining, Inc.	Corporation	Delaware
Mountaineer Land Company	Corporation	Delaware
Otter Creek Coal, LLC	Limited Liability Company	Delaware

Name of Applicant	Form of Organization	State of Organization
Patriot Mining Company, Inc.	Corporation	West Virginia
Powell Mountain Energy, LLC	Limited Liability Company	Delaware
Prairie Holdings, Inc.	Corporation	Delaware
Shelby Run Mining Company, LLC	Limited Liability Company	Delaware
Simba Group, Inc.	Corporation	Delaware
Thunder Basin Coal Company, L.L.C.	Limited Liability Company	Delaware
Triton Coal Company, L.L.C.	Limited Liability Company	Delaware
Upshur Property, Inc.	Corporation	Delaware
Vindex Energy Corporation	Corporation	West Virginia
Western Energy Resources, Inc.	Corporation	Delaware
White Wolf Energy, Inc.	Corporation	Virginia
Wolf Run Mining Company	Corporation	West Virginia

Except for Arch Coal, Inc. (the “Company”), each of the foregoing entities shall be referred to herein collectively as the “Guarantors.” The Company and the Guarantors shall be referred to collectively as the “Applicants.”

2. Securities Act Exemption Applicable

On or promptly after the date of the Application for Qualification on Form T-3 (the “Application”), the Company intends to offer new 8.000% Senior Secured Notes due 2022 (the “New Notes”) in exchange for the Company’s outstanding 7.25% Senior Notes due 2020 (the “Old Notes”) which are held by holders of the Old Notes (“Holders”) who are not “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations thereunder and “qualified purchasers” within the meaning of Section 2(a)(51) of the Investment Company Act and the rules and regulations thereunder (each such person, an “Eligible Holder”). The Company is offering, for each $1,000 of a Holder’s Old Notes, to exchange (i) $837.38 of the New Notes, (ii) a cash payment of 50% of the total amount of accrued and unpaid interest on the Old Notes from and including the prior interest payment date to, but excluding, the applicable closing date of the exchange (the “Interest Payment”), and (iii) a cash payment (the “Cash Payment”) of $60 if the Holder agrees to an exchange and executes an exchange agreement by 5:00 p.m. July 17, 2015, or $30 if the Holder agrees to exchange and execute an exchange agreement thereafter but prior to midnight New York City time at the end of July 31, 2015. The Company calls this transaction the “Exchange Transaction.”

In connection with the Exchange Transaction, the Company is requesting that Holders consent to certain proposed amendments to the indenture, dated as of August 9, 2010, as supplemented by a first supplemental indenture dated as of August 9, 2010 by and among the Company, the subsidiary guarantors named therein and U.S. Bank National Association, as trustee, governing the Old Notes (the “Old Indenture”) and to the related execution of a supplemental indenture (the “Supplemental Indenture”) embodying the proposed amendments. The proposed amendments would allow the incurrence of additional secured debt under the Old Indenture. If the Exchange Transaction is completed, the New Notes will be governed by the indenture (the “New Indenture”) to be qualified under this Application for Qualification on Form T-3. For more detailed information regarding the New Indenture, please see Item 8 of this Application.

As the New Notes are proposed to be offered for exchange by the Company with its existing noteholders exclusively and solely for the Old Notes of the Company, the transaction is exempt from registration under the Securities Act, pursuant to the provisions of Section 3(a)(9) thereof.   No soliciting activities will be conducted in connection with this offer other than a notice in a Company press release that invites holders that are not Qualified Institutional Buyers and Qualified Purchasers to contact the Company.   Only after confirming their status as such will Holders receive the materials related to this offer.  No fees will be paid, directly or indirectly, to any person in connection with this Exchange Transaction for which the Section 3(a)(9) exemption is claimed, except for customary fees and payments to be made in respect of preparation, printing and mailing of the Offer to Exchange Notice (a form of which is attached hereto as Exhibit T3E), the payments of the fees and expenses of the Company’s legal advisors and the engagement of U.S. Bank National Association, as trustee and collateral agent under the New Indenture and trustee under the Old Indenture (the “Trustee”). No Holder of the Old Notes has made or will be requested to make any cash payment to the Company in connection with the Exchange Transaction. No advisor was retained to or did make recommendations or solicitations with respect to the proposed Exchange Transaction or encouragements to participate in any particular manner.

The Company is making an additional concurrent exchange offers to holders of the Company’s securities other than the Old Notes as well as holders of the Old Notes in each case that are able to establish that they are Qualified Institutional Buyers and Qualified Purchasers. Several dealer managers are participating in such concurrent exchange offers. Certain participating holders in these additional concurrent exchange offers will receive New Notes in combination with certain other of the Company’s securities. The Company calls these concurrent exchange offers together, the “Concurrent Exchange Offers.” The Concurrent Exchange Offers are private placement transactions being conducted pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act, with solicitation fees paid to dealer managers involved therewith.  Holders who are eligible to participate in this offer by definition will not be eligible to participate in the Concurrent Exchange Offers and will receive no documentation in respect thereof; similarly holders participating in the Concurrent Exchange Offers will not be solicited using the materials for this offer.

AFFILIATIONS

3. Affiliates

(a) For purposes of this Application only, certain directors and executive officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

(b) The Company and each of its subsidiaries are affiliates of each other. Set forth below are the direct and indirect subsidiaries of the Company. Except as otherwise noted, the capital stock or other equity interests of these subsidiaries is wholly-owned, directly or indirectly, by the Company.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Arch Coal Asia-Pacific PTE. LTD	Singapore
Arch of Australia PTY LTD	Australia
Arch Coal Australia PTY LTD	Australia
Arch Coal Australia Holdings PTY LTD	Australia
Arch Coal Europe Limited	United Kingdom
Arch Reclamation Services, Inc.	Delaware
Arch Western Acquisition Corporation	Delaware
Arch Western Acquisition, LLC	Delaware
Arch Western Resources, LLC	Delaware
Arch of Wyoming, LLC	Delaware
Arch Western Finance, LLC	Delaware
Arch Western Bituminous Group, LLC	Delaware
Mountain Coal Company, L.L.C.	Delaware
Thunder Basin Coal Company, L.L.C.	Delaware
Triton Coal Company, L.L.C.	Delaware
ACI Terminal, LLC	Delaware
Ark Land Company	Delaware
Western Energy Resources, Inc.	Delaware
Ark Land KH, Inc.	Delaware
Ark Land LT, Inc.	Delaware
Ark Land WR, Inc.	Delaware
Allegheny Land Company	Delaware
Apogee Holdco, Inc.	Delaware
Arch Coal Sales Company, Inc.	Delaware
Arch Energy Resources, LLC	Delaware
Arch Coal West, LLC	Delaware
Arch Development, LLC	Delaware
Arch Receivable Company, LLC	Delaware
Ashland Terminal, Inc.	Delaware
Catenary Coal Holdings, Inc.	Delaware
Cumberland River Coal Company	Delaware

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Lone Mountain Processing, Inc.	Delaware
Powell Mountain Energy, LLC	Delaware
Catenary Holdco, Inc.	Delaware
Coal-Mac, Inc.	Kentucky
Energy Development Co.	Iowa
Hobet Holdco, Inc.	Delaware
International Coal Group, Inc.	Delaware
ICG, LLC	Delaware
ICG, Inc.	Delaware
ICG Beckley, LLC	Delaware
ICG Natural Resources, LLC	Delaware
ICG East Kentucky, LLC	Delaware
ICG Illinois, LLC	Delaware
ICG Knott County, LLC	Delaware
ICG Tygart Valley, LLC	Delaware
Shelby Run Mining Company, LLC	Delaware
ICG Eastern, LLC	Delaware
ICG Eastern Land, LLC	Delaware
CoalQuest Development LLC	Delaware
Hunter Ridge Holdings, Inc.	Delaware
Hunter Ridge, Inc.	Delaware
Hunter Ridge Coal Company	Delaware
White Wolf Energy, Inc.	Virginia
Bronco Mining Company, Inc.	West Virginia
Juliana Mining Company, Inc.	West Virginia
Hawthorne Coal Company, Inc.	West Virginia
Marine Coal Sales Company	Delaware
Upshur Property, Inc.	Delaware
King Knob Coal Co., Inc.	West Virginia
Vindex Energy Corporation	West Virginia
Patriot Mining Company, Inc.	West Virginia
Melrose Coal Company, Inc.	West Virginia
Wolf Run Mining Company	West Virginia
The Sycamore Group, LLC*	West Virginia
Simba Group, Inc.	Delaware
Jacobs Ranch Holdings I LLC	Delaware
Jacobs Ranch Holdings II LLC	Delaware
Jacobs Ranch Coal LLC	Delaware
Mingo Logan Coal Company	Delaware
Mountain Gem Land, Inc.	West Virginia
Mountain Mining, Inc.	Delaware
Mountaineer Land Company	Delaware
Otter Creek Coal, LLC	Delaware
P.C. Holding, Inc.	Delaware
Prairie Holdings, Inc.	Delaware
Prairie Coal Company, LLC	Delaware
Saddleback Hills Coal Company	Delaware

* 50% owned by Wolf Run Mining Company.

(c)          Certain persons may be deemed to be “affiliates” of the Company by virtue of their holdings of the voting securities of the Company. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers

The following table lists the name of, and offices held by, each director and executive officer of the Applicants as of the date hereof. The mailing address of each director and executive officer is: c/o Arch Coal, Inc., One CityPlace Drive, Suite 300, St. Louis, Missouri 63141.

(1) Arch Coal, Inc.

Name	Office
John W. Eaves	Chairman and Chief Executive Officer, Director
Paul A. Lang	President and Chief Operating Officer, Director
David D. Freudenthal	Director
George C. Morris III	Director
Theodore D. Sands	Director
Wesley M. Taylor	Director
Peter I. Wold	Director
Patricia Fry Godley	Director
Paul T. Hanrahan	Director
Douglas H. Hunt	Director
J. Thomas Jones	Director
James A. Sabala	Director
John T. Drexler	Senior Vice President and Chief Financial Officer
Kenneth D. Cochran	Senior Vice President — Operations
Robert G. Jones	Senior Vice President — Law, General Counsel and Secretary
John A. Ziegler	Chief Commercial Officer
John W. Lorson	Vice President and Chief Accounting Officer
Doug Conway	Vice President — Safety
Allen R. Kelley	Vice President — Human Resources
Deck Slone	Senior Vice President, Strategy and Public Policy
C. David Steele	Vice President — Tax Planning
Derek A. LaBell	Director — Internal Audit
Matthew C. Giljum	Vice President — Finance and Treasurer
Jon S. Ploetz	Assistant Corporate Secretary

(2) ACI Terminal, LLC

Name	Office
David J. Finnerty	President, Manager
Robert G. Jones	Manager
Paul A. Lang	Manager, Vice President
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jon S. Ploetz	Secretary
Jolene J. Mermis	Assistant Secretary

(3) Allegheny Land Company

Name	Office
David J. Finnerty	President
Robert G. Jones	Director
Paul A. Lang	Director
Jon S. Ploetz	Director, Secretary
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President

Name	Office
Jolene J. Mermis	Assistant Secretary

(4) Arch Coal Sales Company, Inc.

Name	Office
John A. Ziegler	President, Director
Paul A. Lang	Director, Vice President
Jon S. Ploetz	Director, Secretary
R. Matthew Ferguson	Senior Vice President
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Kent Smith	Vice President
Rowdy L. Smith	Vice President
Jolene J. Mermis	Assistant Secretary

(5) Arch Coal West, LLC

Name	Office
Jon S. Ploetz	President and Secretary
Matthew C. Giljum	Vice President and Treasurer
Kenneth D. Cochran	Vice President
C. David Steele	Vice President -Tax
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary

(6) Arch Development, LLC

Name	Office
Jeffrey W. Strobel	President
C. David Steele	Vice President -Tax
Matthew C. Giljum	Vice President and Treasurer
John T. Drexler	Vice President
Jon S. Ploetz	Secretary
Jolene J. Mermis	Assistant Secretary

(7) Arch Energy Resources, LLC

Name	Office
Jennifer Johnson	President
John W. Eaves	Manager
Robert G. Jones	Manager
Paul A. Lang	Manager
John A. Ziegler	Senior Vice President
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jon S. Ploetz	Secretary
Jolene J. Mermis	Assistant Secretary

(8) Arch Reclamation Services, Inc.

Name	Office
John K. O’Hare	President, Director
Robert G. Jones	Director

Name	Office
Paul A. Lang	Director
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jon S. Ploetz	Secretary
Jolene J. Mermis	Assistant Secretary

(9) Arch Western Acquisition Corporation

Name	Office
Paul A. Lang	President, Director
Robert G. Jones	Director
Jon S. Ploetz	Director, Secretary
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary

(10) Arch Western Acquisition, LLC

Name	Office
Paul A. Lang	President, Manager
Robert G. Jones	Manager
Jon S. Ploetz	Manager, Secretary
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary

(11) Arch Western Bituminous Group, LLC

Name	Office
Keith R. Williams	President
Kenneth D. Cochran	Director
Paul A. Lang	Director
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
Jon S. Ploetz	Secretary
Jolene J. Mermis	Assistant Secretary

(12) Arch Western Finance, LLC

Name	Office
John T. Drexler	President, Director
Robert G. Jones	Director, Vice President
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
Jon S. Ploetz	Secretary
Jolene J. Mermis	Assistant Secretary
Patricia A. Will	Assistant Treasurer

(13) Arch Western Resources, LLC

Name	Office
Paul A. Lang	President

Name	Office
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
Kenneth D. Cochran	Vice President
John T. Drexler	Vice President
Robert G. Jones	Vice President and Assistant Secretary
Patricia A. Will	Assistant Treasurer
Jon S. Ploetz	Secretary
Jolene J. Mermis	Assistant Secretary

(14) Arch Of Wyoming, LLC

Name	Office
Keith R. Williams	President & General Manager, Director
Kenneth D. Cochran	Director, Vice President
Paul A. Lang	Director
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
Jon S. Ploetz	Secretary
Jolene J. Mermis	Assistant Secretary

(15) Ark Land Company

Name	Office
David J. Finnerty	President
Robert G. Jones	Director, Assistant Secretary
Paul A. Lang	Director
Jon S. Ploetz	Director, Secretary
William Scott Stewart	Vice President - Exploration
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary

(16) Ark Land KH, Inc.

Name	Office
David J. Finnerty	President
Robert G. Jones	Director
Paul A. Lang	Director
Jon S. Ploetz	Director, Secretary
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary

(17) Ark Land LT, Inc.

Name	Office
David J. Finnerty	President
Robert G. Jones	Director, Assistant Secretary
Paul A. Lang	Director
Jon S. Ploetz	Director, Secretary
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer

Name	Office
John T. Drexler	Vice President
William Scott Stewart	Vice President
Jolene J. Mermis	Assistant Secretary

(18) Ark Land WR, Inc.

Name	Office
David J. Finnerty	President
Robert G. Jones	Director, Assistant Secretary
Paul A. Lang	Director
Jon S. Ploetz	Director, Secretary
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
William Scott Stewart	Vice President
Jolene J. Mermis	Assistant Secretary

(19) Ashland Terminal, Inc.

Name	Office
Calvin N. Hall	President
R. Matthew Ferguson	Director
Jennifer Johnson	Director
Jon S. Ploetz	Director, Secretary
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
James C. (Chris) Sykes	Vice President
John T. Drexler	Vice President
Kent Smith	Vice President
Jolene J. Mermis	Assistant Secretary

(20) Bronco Mining Company, Inc.

Name	Office
Paul A. Lang	President, Director
Kenneth D. Cochran	Director
Robert G. Jones	Director
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jon S. Ploetz	Secretary
Jolene J. Mermis	Assistant Secretary

(21) Catenary Coal Holdings, Inc.

Name	Office
James C. (Chris) Sykes	President
John W. Eaves	Director
Pau l A. Lang	Director
Jon S. Ploetz	Director, Secretary
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary

(22) Coal-Mac, Inc.

Name	Office
Thomas (Tim) S. Brown	President
John T. Drexler	Director
Paul A. Lang	Director
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
James C. (Chris) Sykes	Vice President
Jon S. Ploetz	Secretary
Jolene J. Mermis	Assistant Secretary

(23) CoalQuest Development LLC

Name	Office
Paul A. Lang	President, Director
John W. Eaves	Director
Robert G. Jones	Director
C. David Steele	Vice President
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jon S. Ploetz	Secretary
Jolene J. Mermis	Assistant Secretary

(24) Cumberland River Coal Company

Name	Office
Ricky L. Johnson	President
Paul A. Lang	Director
Jon S. Ploetz	Director, Secretary
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
James C. (Chris) Sykes	Vice President
Jolene J. Mermis	Assistant Secretary

(25) Hawthorne Coal Company, Inc.

Name	Office
Paul A. Lang	President, Director
John W. Eaves	Director
Robert G. Jones	Director
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jon S. Ploetz	Secretary
Jolene J. Mermis	Assistant Secretary

(26) Hunter Ridge, Inc.

Name	Office
Paul A. Lang	President, Director
John W. Eaves	Director
Robert G. Jones	Director

Name	Office
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jon S. Ploetz	Secretary
Jolene J. Mermis	Assistant Secretary

(27) Hunter Ridge Coal Company

Name	Office
Paul A. Lang	President, Director
John W. Eaves	Director
Robert G. Jones	Director
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jon S. Ploetz	Secretary
Jolene J. Mermis	Assistant Secretary

(28) Hunter Ridge Holdings, Inc.

Name	Office
Paul A. Lang	President, Director
John W. Eaves	Director
Robert G. Jones	Director
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jon S. Ploetz	Secretary
Jolene J. Mermis	Assistant Secretary

(29) ICG, Inc.

Name	Office
Paul A. Lang	President, Director
John W. Eaves	Director
Robert G. Jones	Director
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jon S. Ploetz	Secretary
Jolene J. Mermis	Assistant Secretary

(30) ICG, LLC

Name	Office
Paul A. Lang	President, Director
John W. Eaves	Director
Robert G. Jones	Director
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Charles David Steele	Vice President
John A. Ziegler	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(31) ICG Beckley, LLC

Name	Office
Joe Tussey	President
Kenneth D. Cochran	Director
Robert G. Jones	Director
Paul A. Lang	Director
Matthew C. Giljum	Vice President & Treasurer
James C. (Chris) Sykes	Vice President
John T. Drexler	Vice President
Charles David Steele	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(32) ICG East Kentucky, LLC

Name	Office
James C. (Chris) Sykes	President
Kenneth D. Cochran	Director
Robert G. Jones	Director
Paul A. Lang	Director
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Charles David Steele	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(33) ICG Eastern, LLC

Name	Office
James C. (Chris) Sykes	President
Kenneth D. Cochran	Director
Robert G. Jones	Director
Paul A. Lang	Director
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Charles David Steele	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(34) ICG Eastern Land, LLC

Name	Office
David J. Finnerty	President
John W. Eaves	Director
Robert G. Jones	Director
Paul A. Lang	Director, Vice President
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Charles David Steele	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(35) ICG Illinois, LLC

Name	Office
Erwin Sass	President
Kenneth D. Cochran	Director
Robert G. Jones	Director
Paul A. Lang	Director
Matthew C. Giljum	Vice President & Treasurer
James C. (Chris) Sykes	Vice President
John T. Drexler	Vice President
Charles David Steele	Vice President
Jolene J. Mermis	Assistant Secretary
John A. Ziegler	Vice President
Jon S. Ploetz	Secretary

(36) ICG Knott County, LLC

Name	Office
James C. (Chris) Sykes	President
Kenneth D. Cochran	Director
Robert G. Jones	Director
Paul A. Lang	Director
John T. Drexler	Vice President
Matthew C. Giljum	Vice President & Treasurer
Charles David Steele	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(37) ICG Natural Resources, LLC

Name	Office
Paul A. Lang	President, Director
John W. Eaves	Director
Robert G. Jones	Director
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Charles David Steele	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(38) ICG Tygart Valley, LLC

Name	Office
Gaither Frazier	President
Kenneth D. Cochran	Director
Robert G. Jones	Director
Paul A. Lang	Director
Matthew C. Giljum	Vice President & Treasurer
James C. (Chris) Sykes	Vice President
Charles David Steele	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(39) International Coal Group, Inc.

Name	Office
Paul A. Lang	President, Director
John W. Eaves	Director
Robert G. Jones	Director
Charles David Steele	Vice President - Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(40) Juliana Mining Company, Inc.

Name	Office
Paul A. Lang	President, Director
Robert G. Jones	Director
John W. Eaves	Director
Charles David Steele	Vice President - Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(41) King Knob Coal Co., Inc.

Name	Office
Paul A. Lang	President, Director
Robert G. Jones	Director
John W. Eaves	Director
Charles David Steele	Vice President - Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(42) Lone Mountain Processing, Inc.

Name	Office
Thurman Holcomb	President
Paul A. Lang	Director
Kenneth D. Cochran	Director, Vice President & Treasurer
Matthew C. Giljum	Director
Charles David Steele	Vice President - Tax
John T. Drexler	Vice President
Chris Sykes	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(43) Marine Coal Sales Company

Name	Office
Paul A. Lang	President, Director
Robert G. Jones	Director
John W. Eaves	Director
Charles David Steele	Vice President - Tax
Matthew C. Giljum	Vice President & Treasurer

Name	Office
John T. Drexler	Vice President
John A. Ziegler	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(44) Melrose Coal Company, Inc.

Name	Office
Paul A. Lang	President, Director
Robert G. Jones	Director
John W. Eaves	Director
Charles David Steele	Vice President - Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(45) Mingo Logan Coal Company

Name	Office
Jeffrey E. Roberts	President
Paul A. Lang	Director
Kenneth D. Cochran	Director
Matthew C. Giljum	Director, Vice President & Treasurer
Charles David Steele	Vice President - Tax
John T. Drexler	Vice President
James C. (Chris) Sykes	Vice President
John McDaniel	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(46) Mountain Coal Company, L.L.C.

Name	Office
Keith R. Williams	President
Paul A. Lang	Director
Kenneth D. Cochran	Director
Charles David Steele	Vice President - Tax
Matthew C. Giljum	Vice President & Treasurer
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(47) Mountain Gem Land, Inc.

Name	Office
David J. Finnerty	President
Paul A. Lang	Director
Robert G. Jones	Director
Jon S. Ploetz	Director, Secretary
Charles David Steele	Vice President - Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary

(48) Mountain Mining, Inc.

Name	Office
Paul A. Lang	President, Director
Jon S. Ploetz	Director, Secretary
John W. Eaves	Director
Charles David Steele	Vice President - Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary

(49) Mountaineer Land Company

Name	Office
David J. Finnerty	President
Paul A. Lang	Director
Robert G. Jones	Director
Jon S. Ploetz	Director, Secretary
Charles David Steele	Vice President - Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary

(50) Otter Creek Coal, LLC

Name	Office
William (Mike) Rowlands	President
Charles David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jon S. Ploetz	Secretary
Jolene J. Mermis	Assistant Secretary

(51) Patriot Mining Company, Inc.

Name	Office
James C. (Chris) Sykes	President
Paul A. Lang	Director
Kenneth D. Cochran	Director
Robert G. Jones	Director
C. David Steele	Vice President — Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jon S. Ploetz	Secretary
Jolene J. Mermis	Assistant Secretary

(52) Powell Mountain Energy, LLC

Name	Office
Thurman Holcomb	President
Paul A. Lang	Director
Kenneth D. Cochran	Director
Robert G. Jones	Director
Matthew C. Giljum	Vice President & Treasurer
James C. (Chris) Sykes	Vice President
Charles David Steele	Vice President

Name	Office
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(53) Prairie Holdings, Inc.

Name	Office
Paul A. Lang	President, Director
Robert G. Jones	Director
John W. Eaves	Director
Charles David Steele	Vice President - Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(54) Shelby Run Mining Company, LLC

Name	Office
James C. (Chris) Sykes	President
Paul A. Lang	Manager
Kenneth D. Cochran	Manager
Robert G. Jones	Manager
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
James Kliche	Vice President
Charles David Steele	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(55) Simba Group, Inc.

Name	Office
Paul A. Lang	President, Director
Robert G. Jones	Director
John W. Eaves	Director
Charles David Steele	Vice President - Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(56) Thunder Basin Coal Company, L.L.C.

Name	Office
Keith R. Williams	President
Paul A. Lang	Director
Kenneth D. Cochran	Director
Jon S. Ploetz	Director, Secretary
Charles David Steele	Vice President - Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary

(57) Triton Coal Company, L.L.C.

Name	Office
Keith R. Williams	President
Paul A. Lang	Director
Kenneth D. Cochran	Director, Vice President
Jon S. Ploetz	Director, Secretary
Charles David Steele	Vice President - Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary

(58) Upshur Property, Inc.

Name	Office
Paul A. Lang	President, Director
Robert G. Jones	Director
John W. Eaves	Director
Charles David Steele	Vice President - Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
James C. (Chris) Sykes	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(59) Vindex Energy Corporation

Name	Office
Jeffrey P. Kelley	President
Paul A. Lang	Manager
Kenneth D. Cochran	Manager
Robert G. Jones	Manager
Charles David Steele	Vice President - Tax
Matthew C. Giljum	Vice President & Treasurer
James C. (Chris) Sykes	Vice President
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(60) Western Energy Resources, Inc.

Name	Office
David J. Finnerty	President
Paul A. Lang	Director
Robert G. Jones	Director, Assistant Secretary
Jon S. Ploetz	Director, Secretary
Charles David Steele	Vice President - Tax
Matthew C. Giljum	Vice President & Treasurer
William Scott Stewart	Vice President
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary

(61) White Wolf Energy, Inc.

Name	Office
Paul A. Lang	President, Director
Robert G. Jones	Director

Name	Office
John W. Eaves	Director
Charles David Steele	Vice President - Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

(62) Wolf Run Mining Company

Name	Office
James C. (Chris) Sykes	President
Paul A. Lang	Director
Kenneth D. Cochran	Director
Robert G. Jones	Director
Charles David Steele	Vice President - Tax
Matthew C. Giljum	Vice President & Treasurer
John T. Drexler	Vice President
Jolene J. Mermis	Assistant Secretary
Jon S. Ploetz	Secretary

5. Principal Owners of Voting Securities

The mailing address for the Company and each Guarantor is One CityPlace Drive, Ste. 300, St. Louis, Missouri 63141.

(1) Arch Coal, Inc.

To the knowledge of the Company, no person owns 10% or more of the voting securities of the Company as of June 30, 2015.

(2) ACI Terminal, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Western Resources, LLC	Units	100 units	100%

(3) Allegheny Land Company

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Coal, Inc.	Common Stock	20 shares	100%

(4) Arch Coal Sales Company, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Coal, Inc.	Common Stock	1,110 shares	100%

(5) Arch Coal West, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Coal, Inc.	Units	100 units	100%

(6) Arch Development, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Coal, Inc.	Units	100 units	100%

(7) Arch Energy Resources, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Coal Sales Company, Inc.	Units	100 units	100%

(8) Arch Reclamation Services, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Coal, Inc.	Common Stock	100 shares	100%

(9) Arch Western Acquisition Corporation

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Coal, Inc.	Common Stock	10 shares	100%

(10) Arch Western Acquisition, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Western Acquisition Corporation	Units	100 units	100%

(11) Arch Western Bituminous Group, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Western Resources, LLC	Units	100 units	100%

(12) Arch Western Finance, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch of Wyoming, LLC	Units	100 units	100%

(13) Arch Western Resources, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Western Acquisition Corporation	Membership Interests	99.5%	99.5%
Arch Western Acquisition, LLC	Membership Interests	0.5%	0.5%

(14) Arch Of Wyoming, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Western Resources, LLC	Units	100 units	100%

(15) Ark Land Company

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Coal, Inc.	Common Stock	612 shares	100%

(16) Ark Land KH, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Ark Land Company.	Common Stock	1,000 shares	100%

(17) Ark Land LT, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Ark Land Company	Common Stock	1,000 shares	100%

(18) Ark Land WR, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Ark Land Company	Common Stock	1,000 shares	100%

(19) Ashland Terminal, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Coal, Inc.	Common Stock	10 shares	100%

(20) Bronco Mining Company, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Hunter Ridge, Inc.	Common Stock	100 shares	100%

(21) Catenary Coal Holdings, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Coal, Inc.	Common Stock	10 shares	100%

(22) Coal-Mac, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Coal, Inc.	Common Stock	300 shares	100%
Arch Coal, Inc.	Class B Preferred Stock	606 shares	100%

(23) CoalQuest Development LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
ICG, LLC	Membership Units	100 membership units	100%

(24) Cumberland River Coal Company

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Catenary Coal Holdings, Inc.	Common Stock	10 shares	100%

(25) Hawthorne Coal Company, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Hunter Ridge, Inc.	Common Stock	100 shares	100%

(26) Hunter Ridge, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Hunter Ridge Holdings, Inc.	Class A Common Stock	500 shares	100%
Hunter Ridge Holdings, Inc.	Class B Common Stock	500 shares	100%
Hunter Ridge Holdings, Inc.	Class A Preferred Stock	200 shares	100%
Hunter Ridge Holdings, Inc.	Class B Preferred Stock	10,000 shares	100%
Hunter Ridge Holdings, Inc.	Class C Preferred Stock	1,000 shares	100%
Hunter Ridge Holdings, Inc.	Class D Preferred Stock	1,000 shares	100%

(27) Hunter Ridge Coal Company

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Hunter Ridge, Inc.	Common Stock	10 shares	100%

(28) Hunter Ridge Holdings, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
ICG, LLC	Common Stock	100 shares	100%

(29) ICG, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
ICG, LLC	Common Stock	100 shares	100%

(30) ICG, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
International Coal Group, Inc.	Units	100 units	100%

(31) ICG Beckley, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
ICG, Inc.	Units	100 units	100%

(32) ICG East Kentucky, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
ICG, Inc.	Units	100 units	100%

(33) ICG Eastern, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
ICG, Inc.	Units	100 units	100%

(34) ICG Eastern Land, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
ICG Eastern, LLC	Units	100 units	100%

(35) ICG Illinois, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
ICG, Inc.	Units	100 units	100%

(36) ICG Knott County, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
ICG, Inc.	Units	100 units	100%

(37) ICG Natural Resources, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
ICG, Inc.	Units	100 units	100%

(38) ICG Tygart Valley, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
ICG, Inc.	Units	100 units	100%

(39) International Coal Group, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Coal, Inc.	Common Stock	10 shares	100%
Arch Coal, Inc.	Preferred Stock	0 shares	100%

(40) Juliana Mining Company, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Hunter Ridge, Inc.	Common Stock	500 shares	100%

(41) King Knob Coal Co., Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Hunter Ridge, Inc.	Common Stock	250 shares	100%

(42) Lone Mountain Processing, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Catenary Coal Holdings, Inc.	Common Stock	10 shares	100%

(43) Marine Coal Sales Company

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Hunter Ridge, Inc.	Common Stock	100 shares	100%

(44) Melrose Coal Company, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Hunter Ridge, Inc.	Common Stock	100 shares	100%

(45) Mingo Logan Coal Company

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Coal, Inc.	Common Stock	1,000 shares	100%

(46) Mountain Coal Company, L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Western Bituminous Group LLC	Units	100 units	100%

(47) Mountain Gem Land, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Coal, Inc.	Common Stock	10 shares	100%

(48) Mountain Mining, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Coal, Inc.	Common Stock	100 shares	100%

(49) Mountaineer Land Company

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Coal, Inc.	Common Stock	110 shares	100%

(50) Otter Creek Coal, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Coal, Inc.	Units	100 units	100%

(51) Patriot Mining Company, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Hunter Ridge, Inc.	Common Stock	100 shares	100%

(52) Powell Mountain Energy, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Lone Mountain Processing, Inc.	Units	100 units	100%

(53) Prairie Holdings, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Coal, Inc.	Common Stock	1,000 shares	100%

(54) Shelby Run Mining Company, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
ICG Tygart Valley, LLC	Units	100 units	100%

(55) Simba Group, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Hunter Ridge Holdings, Inc.	Common Stock	1 share	100%

(56) Thunder Basin Coal Company, L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arch Western Resources, LLC	Units	100 units	100%

(57) Triton Coal Company, L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Thunder Basin Coal Company, L.L.C.	Units	100 units	100%

(58) Upshur Property, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Hunter Ridge, Inc.	Common Stock	1,000 shares	100%

(59) Vindex Energy Corporation

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Hunter Ridge, Inc.	Common Stock	100 shares	100%

(60) Western Energy Resources, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Ark Land Company	Common Stock	100 shares	100%

(61) White Wolf Energy, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Hunter Ridge, Inc.	Common Stock	100 shares	100%

(62) Wolf Run Mining Company

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Hunter Ridge, Inc.	Common Stock	100 shares	100%

UNDERWRITERS

6. Underwriters

(a) The name and complete mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of any securities of the Applicants which are outstanding on the date of filing this application is listed below, along with the title of each class of securities underwritten by the underwriter.

Name and Address	Title of Class of Securities Underwritten
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8.000% Senior Secured Second Lien Notes due 2019
One Bryant Park	9.875% Senior Notes due 2019
New York, New York 10036

PNC Capital Markets LLC	8.000% Senior Secured Second Lien Notes due 2019
225 Fifth Avenue	9.875% Senior Notes due 2019
Pittsburgh, Pennsylvania 15222

Citigroup Global Markets Inc.	8.000% Senior Secured Second Lien Notes due 2019
388 Greenwich Street	9.875% Senior Notes due 2019
New York, New York 10013

Credit Suisse Securities (USA) LLC	8.000% Senior Secured Second Lien Notes due 2019
Eleven Madison Avenue	9.875% Senior Notes due 2019
New York, New York 10010

Morgan Stanley & Co. LLC	8.000% Senior Secured Second Lien Notes due 2019
1585 Broadway	9.875% Senior Notes due 2019

New York, New York 10036

RBS Securities Inc.	8.000% Senior Secured Second Lien Notes due 2019
600 Washington Boulevard	9.875% Senior Notes due 2019
Stamford, Connecticut 06901

BMO Capital Markets Corp.	8.000% Senior Secured Second Lien Notes due 2019
3 Times Square, 28th Floor	9.875% Senior Notes due 2019
New York, New York 10036

CIBC World Markets Corp.	8.000% Senior Secured Second Lien Notes due 2019
300 Madison Avenue, 5th Floor	9.875% Senior Notes due 2019
New York, New York 10017

Credit Agricole Securities (USA) Inc.	8.000% Senior Secured Second Lien Notes due 2019
1301 Avenue of the Americas	9.875% Senior Notes due 2019
New York, New York 10019

RBC Capital Markets, LLC	8.000% Senior Secured Second Lien Notes due 2019
Three World Financial Center	9.875% Senior Notes due 2019
200 Vesey Street
New York, New York 10013

Mizuho Securities USA Inc.	8.000% Senior Secured Second Lien Notes due 2019
320 Park Avenue	9.875% Senior Notes due 2019
12th Floor

Santander Investment Securities Inc.	8.000% Senior Secured Second Lien Notes due 2019
45 East 53rd Street
New York, New York 10022

Natixis Securities Americas LLC	8.000% Senior Secured Second Lien Notes due 2019
1251 Avenue of the Americas
New York, New York 10020

BBVA Securities Inc.	8.000% Senior Secured Second Lien Notes due 2019
1345 Avenue of the Americas, 45th Fl.
New York, New York 10105

ING Financial Markets LLC	8.000% Senior Secured Second Lien Notes due 2019
1325 Avenue of the Americas
New York, New York 10019

BB&T Capital Markets, a division of BB&T Securities, LLC	8.000% Senior Secured Second Lien Notes due 2019
1133 Avenue of the Americas
27th Floor
New York, New York 10036

Fifth Third Securities, Inc.	8.000% Senior Secured Second Lien Notes due 2019
38 Fountain Square Plaza
Fifth Third Center
Cincinnati, Ohio 45202-3102

Regions Securities LLC	8.000% Senior Secured Second Lien Notes due 2019
3050 Peachtree Road NW
Suite 400

Atlanta, Georgia 30305

Deutsche Bank Securities Inc.	9.875% Senior Notes due 2019
60 Wall Street
4th Floor
New York, NY 10005

FBR Capital Markets & Co.	9.875% Senior Notes due 2019
1001 Nineteenth Street North
Floor 18
Arlington, VA 22209

Lazard Capital Markets LLC	9.875% Senior Notes due 2019
30 Rockefeller Plaza
New York, NY 10020

Mitsubishi UFJ Securities (USA), Inc.	9.875% Senior Notes due 2019
1633 Broadway
29th floor
New York, NY 10019

Natixis Securities Americas LLC	9.875% Senior Notes due 2019
1251 Avenue of the Americas
New York, New York 10020

Santander Investment Securities Inc.	9.875% Senior Notes due 2019
45 East 53rd Street
New York, New York 10022

SMBC Nikko Capital Markets Limited	9.875% Senior Notes due 2019
One New Change
London, EC4M 9AF

Stifel, Nicolaus & Company, Incorporated	9.875% Senior Notes due 2019
One Financial Plaza
501 North Broadway
St. Louis, Missouri 63102

UBS Securities LLC	9.875% Senior Notes due 2019
677 Washington Blvd
Stamford, Connecticut 06901

U.S. Bancorp Investments, Inc.	9.875% Senior Notes due 2019
U.S. Bancorp Center
800 Nicollet Mall
Minneapolis, Minnesota 55402

(b) There is no proposed underwriter for the New Notes that are proposed to be offered in the connection with the New Indenture that is qualified under this Application.

CAPITAL SECURITIES

7. Capitalization

(a) The authorized and outstanding securities of the Company as of June 30, 2015 were as follows:

(1) Arch Coal, Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01 per share	260,000,000 shares	212,947,135 shares
Preferred Stock, par value $0.01 per share	10,000,000 shares	0 shares
7.00% senior notes due 2019	$1,000,000,000	$1,000,000,000
8.00% second lien notes due 2019	$350,000,000	$350,000,000
9.875% senior notes due 2019	$375,000,000	$363,997,000
7.25% senior notes due 2020	$500,000,000	$500,000,000
7.25% senior notes due 2021	$1,000,000,000	$1,000,000,000

(2) ACI Terminal, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(3) Allegheny Land Company *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	1,000 shares	20 shares

(4) Arch Coal Sales Company, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	5,000 shares	1,110 shares

(5) Arch Coal West, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100

(6) Arch Development, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(7) Arch Energy Resources, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(8) Arch Reclamation Services, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $10.00 per share	1,000 shares	100 shares

(9) Arch Western Acquisition Corporation *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01 per share	1,000 shares	10 shares

(10) Arch Western Acquisition, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(11) Arch Western Bituminous Group, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(12) Arch Western Finance, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(13) Arch Western Resources, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	N/A	100% of membership interest

(14) Arch Of Wyoming, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(15) Ark Land Company *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $100.00 per share	1,000 shares	612 shares

(16) Ark Land KH, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	1,000 shares	1,000 shares

(17) Ark Land LT, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares

(18) Ark Land WR, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares

(19) Ashland Terminal, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	1,000 shares	10 shares

(20) Bronco Mining Company, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $10.00 per share	500 shares	100 shares

(21) Catenary Coal Holdings, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $100.00 per share	1,000 shares	10 shares

(22) Coal-Mac, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value per share	1,000 shares	300 shares
Class A Preferred Stock, no par value per share	500 shares	0 shares
Class B Preferred Stock, no par value per share	1,000 shares	606 shares

(23) CoalQuest Development LLC *

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	100 membership units	100 membership units

(24) Cumberland River Coal Company *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $100.00 per share	1,000 shares	10 shares

(25) Hawthorne Coal Company, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $10.00 per share	100 shares	100 shares

(26) Hunter Ridge, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Class A Common Stock, par value $100.00 per share	500 shares	254 and 23/100 shares
Class B Common Stock, par value $100.00 per share	500 shares	0
Class A Preferred Stock, par value $1.00 per share	200 shares	0
Class B Preferred Stock, par value $2,500.00 per share	10,000 shares	0
Class C Preferred Stock, par value $13,000.00 per share	1,000 shares	0
Class D Preferred Stock, par value $7,000.00 per share	1,000 shares	0

(27) Hunter Ridge Coal Company *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $100 per share	1,000 shares	10 shares

(28) Hunter Ridge Holdings, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01 per share	100 shares	100 shares

(29) ICG, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01 per share	100 shares	100 shares

(30) ICG, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(31) ICG Beckley, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(32) ICG East Kentucky, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(33) ICG Eastern, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(34) ICG Eastern Land, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(35) ICG Illinois, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(36) ICG Knott County, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(37) ICG Natural Resources, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(38) ICG Tygart Valley, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(39) International Coal Group, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01 per share	10,000 shares	10 shares
Preferred Stock, par value $0.01 per share	10,000 shares	—

(40) Juliana Mining Company, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $10.00 per share	500 shares	500 shares

(41) King Knob Coal Co., Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $100.00 per share	500 shares	250 shares

(42) Lone Mountain Processing, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $100.00 per share	1,000 shares	10 shares

(43) Marine Coal Sales Company *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $100.00 per share	1,000 shares	100 shares

(44) Melrose Coal Company, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $10.00 per share	100 shares	100 shares

(45) Mingo Logan Coal Company *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	100,000 shares	1,000 shares

(46) Mountain Coal Company, L.L.C. *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(47) Mountain Gem Land, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	1,000 shares	10 shares

(48) Mountain Mining, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	100 shares	100 shares

(49) Mountaineer Land Company *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	1,000 shares	110 shares

(50) Otter Creek Coal, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(51) Patriot Mining Company, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $10.00 per share	100 shares	100 shares

(52) Powell Mountain Energy, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 unites

(53) Prairie Holdings, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	1,000 shares	1,000 shares

(54) Shelby Run Mining Company, LLC *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(55) Simba Group, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $100.00 per share	1,000 shares	1 share

(56) Thunder Basin Coal Company, L.L.C. *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(57) Triton Coal Company, L.L.C. *

Title of Class	Amount Authorized	Amount Outstanding
Units	100 units	100 units

(58) Upshur Property, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	2,000 shares	1,000 shares

(59) Vindex Energy Corporation *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $10.00 per share	100 shares	100 shares

(60) Western Energy Resources, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	100 shares

(61) White Wolf Energy, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $10.00 per share	100 shares	100 shares

(62) Wolf Run Mining Company *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $10.00 per share	500 shares	100 shares

*                 Guarantor of the 8.00% second lien notes due 2019, the 7.00% senior notes due 2019, the 9.875% senior notes due 2019, the 7.25% senior notes due 2020 and the 7.25% senior notes due 2021.

(b) Except as may be otherwise provided by law, the Certificate of Incorporation or the Bylaws, each stockholder of record present in person or by proxy shall be entitled, at every stockholders’ meeting, to one vote for each share of capital stock having voting power standing in the name of such stockholder on the books of the Corporation.  Limited liability interests are voted by the sole members.

INDENTURE SECURITIES

8. Analysis of indenture provisions.

The New Notes will be issued under the New Indenture to be entered into among the Company, the Guarantors and the Trustee. The following is a general analysis of certain provisions of the New Notes and is qualified in its entirety by reference to the New Indenture filed as an exhibit hereto. The Company has not entered into the New Indenture as of the date of this filing, and the terms of the New Indenture are subject to change prior to its execution.

(a) Events of Default; Withholding of Notice

Events of Default in respect of the New Notes include:

(1)         failure to make the payment of any interest on the New Notes when the same becomes due and payable, and such failure continues for a period of 30 days;

(2)         failure to make the payment of any principal of, or premium, if any, on, the New Notes when the same becomes due and payable at its stated maturity, upon acceleration, optional redemption, required repurchase or otherwise;

(3)         failure to comply with the covenants pertaining to repurchase at the option of Holders upon a change of control, limitation on asset sales, and merger, consolidation and sale of property;

(4) failure to comply with the covenant pertaining to SEC Reports for 120 days after written notice is given to the Company as provided below;

(5)         failure to comply with any other covenant or agreement in the New Notes, the New Indenture or the note guarantees (other than a failure that is the subject of the foregoing clause (1), (2), (3) or (4)), and such failure continues for 60 days after written notice is given to the Company as provided below;

(6)         a default under any debt by the Company or any restricted subsidiary that results in acceleration of the maturity of such debt, or failure to pay any such debt at maturity, in an aggregate amount greater than $100.0 million or its foreign currency equivalent at the time (the “cross acceleration provisions”);

(7)         any final judgment or judgments for the payment of money in an aggregate amount in excess of $100.0 million (or its foreign currency equivalent at the time), to the extent such judgments are not paid or covered by insurance provided by a reputable carrier that shall be rendered against the Company or any restricted subsidiary and that shall not be waived, satisfied, stayed or discharged for any period of 60 consecutive days after the date on which the right to appeal has expired (the “judgment default provisions”);

(8)         certain events involving bankruptcy, insolvency or reorganization of the Company, any guarantor or any other significant subsidiary (the “bankruptcy provisions”);

(9)         any note guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason (other than in accordance with the provisions of the New Indenture) to be in full force and effect or any guarantor, or any person acting on behalf of any guarantor, shall deny or disaffirm its obligations under any note guarantee; and

(10)  unless all of the collateral has been released from the 1.5 priority liens in accordance with the provisions of the security documents, (x) default by the Company or any guarantor in the performance of the security documents which adversely affects the enforceability, validity, perfection or priority of the 1.5 priority liens on any collateral, individually or in the aggregate, having a fair market value in excess of $100.0 million, (y) the repudiation or disaffirmation by the Company or any guarantor of its material obligations under the security documents or (z) the determination in a judicial proceeding that the security documents are unenforceable or invalid against the Company or any guarantor party thereto for any reason with respect to any collateral, individually or in the aggregate, having a fair market value in excess of $100.0 million, in each case, which default, repudiation, disaffirmation or determination is not rescinded, stayed, or waived by the persons having such authority pursuant to the security documents or otherwise cured within 60 days after the Company receives written notice thereof specifying such occurrence from the Trustee or the Holders of at least 25% of the outstanding principal amount of the New Notes and demanding that such default be remedied.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

A Default under clauses (3) or (4) is not an Event of Default until the Trustee or the Holders of not less than 25% in aggregate principal amount of the New Notes then outstanding notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.”

The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an officers’ certificate of any event that with the giving of notice or the lapse of time or both would become an Event of Default, its status and what action is being taken or proposed to be taken with respect thereto.

If a Default or an Event of Default occurs and is continuing and is known to a trust officer of the Trustee, the Trustee shall mail to each Holder notice of the Default or Event of Default within five business days after its occurrence. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, on the New Notes or interest, if any, on any New Note, the Trustee may withhold the notice to the Holders if and so long as a committee of its trust officers in good faith determines that withholding the notice is in the interests of the Holders.

(b) Authentication and Delivery of the Notes; Use of Proceeds

The New Notes to be issued under the New Indenture may be executed by manual or facsimile signature on behalf of the Company by any of the following persons: (i) the Chief Executive Officer, (ii) the President, (iii) the Senior Vice President and Chief Financial Officer, (iv) the Senior Vice President — Law, General Counsel and Secretary, (v) the Controller, (vi) the Treasurer, (vii) any Assistant Secretary, (viii) any Assistant Treasurer and (ix) any such other officer of the Company as the Chief Executive Officer may in his discretion designate.

The New Notes shall not be valid or obligatory for any purpose until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Note. The signature shall be conclusive evidence that the New Note has been authenticated. The Company shall execute and the Trustee shall authenticate the New Notes pursuant to a written order signed in the name of the Company by any person authorized by a resolution of the directors, officers or shareholders of the Company or such other similar governing body or person of the Company.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the New Notes. Unless limited by the terms of such appointment, any such authenticating agent may authenticate New Notes whenever the Trustee may do so. The Trustee shall have the right to decline to authenticate and deliver any New Notes if the Trustee, being advised by counsel, determines that such action may not lawfully be taken or if the Trustee in good faith shall determine that such action would expose the Trustee to personal liability to existing Holders.

There will be no proceeds from the issuance of the New Notes because the New Notes will be exchanged for the Old Notes.

(c) Release and Substitution of Property Subject to the Lien of the Indenture

The security documents and the New Indenture will provide that the 1.5 priority liens securing the note guarantee of any guarantor will be automatically released when such guarantor’s note guarantee is released in accordance with the terms of the New Indenture. In addition, the 1.5 priority liens securing the obligations under the New Notes and the New Indenture will be released (a) in whole, upon a legal defeasance or a covenant defeasance of the New Notes, (b) in whole, upon satisfaction and discharge of the New Indenture, (c), in whole, upon payment in full of principal, interest and all other obligations on the New Notes issued under the New Indenture, (d) in whole or in part, with the consent of the requisite Holders of the New Notes in accordance with the amendment and waiver provisions, including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, New Notes; (e) in whole, upon the first date that the New Notes have investment grade ratings from both Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc. and no Default or Event of Default has occurred and is continuing under the New Indenture; and (f) in part, as to any asset constituting collateral (A) that is sold or otherwise disposed of by the Company or any of the guarantors in a transaction permitted by the covenant limiting asset sales and by the security documents (to the extent of the interest sold or disposed of) or otherwise permitted by the New Indenture and the security documents, if all other liens on that asset securing the first lien obligations and any pari passu secured debt then secured by that asset (including all commitments thereunder) are released, (B) that is used to make a restricted payment or permitted investment permitted by the New Indenture, (C) that becomes excluded collateral, (D) that is otherwise released in accordance with, and as expressly provided for in accordance with, the New Indenture and the security documents.

The Company must deliver an officers’ certificate to the collateral agent within 30 calendar days following the end of each six-month period beginning on each interest payment date, to the effect that all such releases and withdrawals during the preceding six-month period (or since the issue date, in the case of the first such officers’ certificate) as described in clause (f) of the preceding paragraph, were not prohibited by the New Indenture.

The Company shall comply with Section 314(a)(4) of the Trust Indenture Act.

(d) Satisfaction and Discharge of the Indenture

The New Indenture will be discharged and will cease to be of further effect as to all New Notes issued thereunder, when:

(1)         either:

(a)         all New Notes that have been authenticated (except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(b)         all New Notes that have not been delivered to the Trustee for cancellation are to be called for redemption within one year and an irrevocable notice of redemption with respect thereto has been deposited with the Trustee or will become due and payable within one year and the Company or a Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, U.S. government obligations, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the New Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2)         no Default or Event of Default will have occurred and be continuing on the date of such deposit or will occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)         the Company or any Guarantor has paid or caused to be paid all sums payable by it under the New Indenture; and

(4)         the Company has delivered irrevocable instructions to the Trustee under the New Indenture to apply the deposited money toward the payment of the New Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The collateral will be released from the liens securing the New Notes upon a satisfaction and discharge in accordance with the provisions described above.

(e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year, an officers’ certificate stating that in the course of the performance by the signer of its duties as an officer of the Company he or she would normally have knowledge of any Default and whether or not the signer knows of any Default that occurred during such period and if any specifying such Default, its status and what action the Company is taking or proposed to take with respect thereto.

The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an officers’ certificate of any event that with the giving of notice or the lapse of time or both would become an Event of Default, its status and what action is being taken or proposed to be taken with respect thereto.

Every certificate or opinion with respect to compliance with a condition or covenant shall include a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions relating thereto, a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based, a statement that, in the opinion of each such individual, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with, and a statement as to whether, in the opinion of such individual, such condition or covenant has been complied with.

9. Other Obligors

No person, other than the Applicants, is an obligor of the New Notes.

The mailing address for each Applicant is One CityPlace Drive, Ste. 300, St. Louis, Missouri 63141.

Contents of Application for Qualification. This application for qualification comprises —

(a) Pages numbered 1 to 44, consecutively.

(b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit	Description
T3A1	Restated Certificate of Incorporation of Arch Coal, Inc. (1)
T3B1	Arch Coal, Inc. Amended and Restated Bylaws, as amended and restated effective as of February 26, 2015 (2)
T3A2	Certificate of Formation of ACI Terminal, LLC*
T3B2	Limited Liability Company Agreement of ACI Terminal, LLC*
T3A3	Amended and Restated Certificate of Incorporation of Allegheny Land Company (3)
T3B3	Bylaws of Allegheny Land Company (4)
T3A4	Amended and Restated Certificate of Incorporation of Arch Coal Sales Company, Inc. (5)
T3B4	Bylaws of Arch Coal Sales Company, Inc. (6)
T3A5	Certificate of Formation of Arch Coal West, LLC (7)
T3B5	Amended and Restated Limited Liability Company Agreement of Arch Coal West, LLC (8)
T3A6	Certificate of Formation of Arch Development, LLC (9)
T3B6	Amended and Restated Limited Liability Company Agreement of Arch Development, LLC (10)
T3A7	Certificate of Formation of Arch Energy Resources, LLC (11)
T3B7	Amended and Restated Limited Liability Company Agreement of Arch Energy Resources, LLC (12)
T3A8	Amended and Restated Certificate of Incorporation of Arch Reclamation Services, Inc. (13)
T3B8	Bylaws of Arch Reclamation Services, Inc. (14)
T3A9	Certificate of Incorporation of Arch Western Acquisition Corporation (15)
T3B9	Bylaws of Arch Western Acquisition Corporation (16)
T3A10	Certificate of Formation of Arch Western Acquisition, LLC*
T3B10	Limited Liability Company Agreement of Arch Western Acquisition, LLC*
T3A11	Certificate of Formation of Arch Western Bituminous Group, LLC (17)
T3B11	Amended and Restated Limited Liability Company Agreement of Arch Western Bituminous Group, LLC (18)
T3A12	Certificate of Formation of Arch Western Finance, LLC (19)
T3B12	Second Amended and Restated Limited Liability Company Agreement of Arch Western Finance, LLC (20)
T3A13	Certificate of Formation of Arch Western Resources, LLC (21)

Exhibit	Description
T3B13	Limited Liability Company Agreement of Arch Western Resources, LLC (22)
T3A14	Certificate of Formation of Arch of Wyoming, LLC (23)
T3B14	Amended and Restated Limited Liability Company Agreement of Arch of Wyoming, LLC (24)
T3A15	Amended and Restated Certificate of Incorporation of Ark Land Company (25)
T3B15	Bylaws of Ark Land Company (26)
T3A16	Certificate of Incorporation of Ark Land KH, Inc. (27)
T3B16	Bylaws of Ark Land KH, Inc. (28)
T3A17	Amended and Restated Certificate of Incorporation of Ark Land LT, Inc. (29)
T3B17	Bylaws of Ark Land LT, Inc. (30)
T3A18	Amended and Restated Certificate of Incorporation of Ark Land WR, Inc. (31)
T3B18	Bylaws of Ark Land, WR, Inc. (32)
T3A19	Amended and Restated Certificate of Incorporation of Ashland Terminal, Inc. (33)
T3B19	Bylaws of Ashland Terminal, Inc. (34)
T3A20	Articles of Incorporation of Bronco Mining Company, Inc. (35)
T3B20	By-laws of Bronco Mining Company, Inc. (36)
T3A21	Amended and Restated Certificate of Incorporation of Catenary Coal Holdings, Inc. (37)
T3B21	Bylaws of Catenary Coal Holdings, Inc. (38)
T3A22	Amended and Restated Articles of Incorporation of Coal-Mac, Inc. (39)
T3B22	Bylaws of Coal-Mac, Inc. (40)
T3A23	Certificate of Formation of CoalQuest Development LLC (41)
T3B23	Third Amended and Restated Limited Liability Company Agreement of CoalQuest Development LLC (42)
T3A24	Amended and Restated Certificate of Incorporation of Cumberland River Coal Company (43)
T3B24	Bylaws of Cumberland River Coal Company (44)
T3A25	Articles of Incorporation of Hawthorne Coal Company, Inc. (45)
T3B25	Bylaws of Hawthorne Coal Company, Inc. (46)
T3A26	Certificate of Incorporation of Hunter Ridge, Inc. (47)
T3B26	By-laws of Hunter Ridge, Inc. (48)
T3A27	Certificate of Incorporation of Hunter Ridge Coal Company (49)
T3B27	By-laws of Hunter Ridge Coal Company (50)
T3A28	Certificate of Incorporation of Hunter Ridge Holdings, Inc. (51)
T3B28	By-laws of Hunter Ridge Holdings, Inc. (52)
T3A29	Second Amended and Restated Certificate of Incorporation of ICG, Inc. (53)
T3B29	Amended and Restated Bylaws of ICG, Inc. (54)
T3A30	Certificate of Formation of ICG, LLC (55)
T3B30	Amended and Restated Limited Liability Company Agreement of ICG, LLC (56)
T3A31	Certificate of Formation of ICG Beckley, LLC (57)
T3B31	Amended and Restated Limited Liability Company Agreement of ICG Beckley, LLC (58)
T3A32	Certificate of Formation of ICG East Kentucky, LLC (59)
T3B32	Amended and Restated Limited Liability Company Agreement of ICG East Kentucky, LLC (60)
T3A33	Certificate of Formation of ICG Eastern, LLC (61)
T3B33	Amended and Restated Limited Liability Company Agreement of ICG Eastern, LLC (62)
T3A34	Certificate of Formation of ICG Eastern Land, LLC (63)
T3B34	Amended and Restated Limited Liability Company Agreement of ICG Eastern Land, LLC (64)
T3A35	Certificate of Formation of ICG Illinois, LLC (65)
T3B35	Amended and Restated Limited Liability Company Agreement of ICG Illinois, LLC (66)
T3A36	Certificate of Formation of ICG Knott County, LLC (67)
T3B36	Amended and Restated Limited Liability Company Agreement of ICG Knott County, LLC (68)
T3A37	Certificate of Formation of ICG Natural Resources, LLC (69)

Exhibit	Description
T3B37	Amended and Restated Limited Liability Company Agreement of ICG Natural Resources, LLC (70)
T3A38	Certificate of Formation of ICG Tygart Valley, LLC (71)
T3B38	Amended and Restated Limited Liability Company Agreement of ICG Tygart Valley, LLC (72)
T3A39	Second Amended and Restated Certificate of Incorporation of International Coal Group, Inc. (73)
T3B39	Second Amended and Restated By-Laws of International Coal Group, Inc. (74)
T3A40	Articles of Incorporation of Juliana Mining Company, Inc. (75)
T3B40	By-laws of Juliana Mining Company, Inc. (76)
T3A41	Articles of Incorporation of King Knob Coal Co., Inc. (77)
T3B41	Amended and Restated By-laws of King Knob Coal Co., Inc. (78)
T3A42	Amended and Restated Certificate of Incorporation of Lone Mountain Processing, Inc. (79)
T3B42	Bylaws of Lone Mountain Processing, Inc. (80)
T3A43	Certificate of Incorporation of Marine Coal Sales Company (81)
T3B43	First Amended and Restated By-laws of Marine Coal Sales Company (82)
T3A44	Articles of Incorporation of Melrose Coal Company, Inc. (83)
T3B44	By-laws of Melrose Coal Company, Inc. (84)
T3A45	Amended and Restated Certificate of Incorporation of Mingo Logan Coal Company (85)
T3B45	Bylaws of Mingo Logan Coal Company (86)
T3A46	Certificate of Formation of Mountain Coal Company, L.L.C. (87)
T3B46	Amended and Restated Limited Liability Company Agreement of Mountain Coal Company, L.L.C. (88)
T3A47	Amended and Restated Articles of Incorporation of Mountain Gem Land, Inc. (89)
T3B47	Bylaws of Mountain Gem Land, Inc. (90)
T3A48	Amended and Restated Certificate of Incorporation of Mountain Mining, Inc. (91)
T3B48	Bylaws of Mountain Mining, Inc. (92)
T3A49	Amended and Restated Certificate of Incorporation of Mountaineer Land Company (93)
T3B49	Bylaws of Mountaineer Land Company (94)
T3A50	Certificate of Formation of Otter Creek Coal, LLC (95)
T3B50	Amended and Restated Limited Liability Company Agreement of Otter Creek Coal, LLC (96)
T3A51	Agreement of Incorporation of Patriot Mining Company, Inc. (97)
T3B51	Amended and Restated By-laws of Patriot Mining Company, Inc. (98)
T3A52	Certificate of Formation of Powell Mountain Energy, LLC (99)
T3B52	Third Amended and Restated Limited Liability Company Agreement of Powell Mountain Energy, LLC (100)
T3A53	Certificate of Incorporation of Prairie Holdings, Inc. (101)
T3B53	Bylaws of Prairie Holdings, Inc. (102)
T3A54	Certificate of Formation of Shelby Run Mining Company, LLC (103)
T3B54	Amended and Restated Limited Liability Company Agreement of Shelby Run Mining Company, LLC (104)
T3A55	Certificate of Incorporation of Simba Group, Inc. (105)
T3B55	By-laws of Simba Group, Inc. (106)
T3A56	Certificate of Formation of Thunder Basin Coal Company, L.L.C. (107)
T3B56	Amended and Restated Limited Liability Company Agreement of Thunder Basin Coal Company, L.L.C. (108)
T3A57	Certificate of Formation of Triton Coal Company, L.L.C. (109)
T3B57	Fifth Amended and Restated Limited Liability Company Agreement of Triton Coal Company, L.L.C. (110)
T3A58	Certificate of Incorporation of Upshur Property, Inc. (111)
T3B58	By-laws of Upshur Property, Inc. (112)
T3A59	Articles of Incorporation of Vindex Energy Corporation (113)
T3B59	Bylaws of Vindex Energy Corporation (114)
T3A60	Amended and Restated Certificate of Incorporation of Western Energy Resources, Inc. (115)
T3B60	Bylaws of Western Energy Resources, Inc. (116)

Exhibit	Description
T3A61	Articles of Incorporation of White Wolf Energy, Inc. (117)
T3B61	Bylaws of White Wolf Energy, Inc. (118)
T3A62	Articles of Incorporation of Wolf Run Mining Company (119)
T3B62	Amended By-laws of Wolf Run Mining Company (120)
T3C	Form of Indenture among Arch Coal, Inc., the subsidiary guarantors and U.S. Bank National Association, as trustee and collateral agent, for the 8.000% Senior Secured Notes due 2022**
T3D	Not Applicable
T3E

Offer to Exchange Notice, including the Form of Exchange Agreement (which in turn includes Annexes — entitled Description of New 2022 Secured Notes, certain Risk Factors and Certain U.S. Federal Income Tax Considerations)**

T3F	Cross-reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (121)**
25.1	Statement of Eligibility and Qualification Under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee*

*                 Previously filed with the Form T-3 on July 2, 2015.

**Filed herewith.

(1)                                 Incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on May 5, 2006.

(2)                                 Incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on February 27, 2015.

(3)                                 Incorporated herein by reference to Exhibit 3.4 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(4)                                 Incorporated herein by reference to Exhibit 3.5 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(5)                                 Incorporated herein by reference to Exhibit 3.5 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(6)                                 Incorporated herein by reference to Exhibit 3.6 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(7)                                 Incorporated herein by reference to Exhibit 3.9 to the Registration Statement on Form S-4 (Reg. No. 333-179842) filed by the Company on March 1, 2010.

(8)                                 Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(9)                                 Incorporated herein by reference to Exhibit 3.9 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(10)                          Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(11)                          Incorporated herein by reference to Exhibit 3.11 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(12)                          Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(13)                          Incorporated herein by reference to Exhibit 3.13 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(14)                          Incorporated herein by reference to Exhibit 3.14 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(15)                          Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(16)                          Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(17)                          Incorporated herein by reference to Exhibit 3.5 to the Registration Statement on Form S-4 (Reg. No. 333-122141) filed by Arch Western Finance, LLC on January 19, 2005.

(18)                          Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(19)                          incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form S-4 (Reg. No. 333-107569) filed by Arch Western Finance, LLC on August 1, 2003.

(20)                          Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(21)                          Incorporated herein by reference to Exhibit 3.3 to the Registration Statement on Form S-4 (Reg. No. 333-107569) filed by Arch Western Finance, LLC on August 1, 2003.

(22)                          Incorporated herein by reference to Exhibit 3.4 to the Registration Statement on Form S-4 (Reg. No. 333-107569) filed by Arch Western Finance, LLC on August 1, 2003.

(23)                          Incorporated herein by reference to Exhibit 3.5 to the Registration Statement on Form S-4 (Reg. No. 333-107569) filed by Arch Western Finance, LLC on August 1, 2003.

(24)                          Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(25)                          Incorporated herein by reference to Exhibit 3.15 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(26)                          Incorporated herein by reference to Exhibit 3.16 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(27)                          Incorporated herein by reference to Exhibit 3.17 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(28)                          Incorporated herein by reference to Exhibit 3.18 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(29)                          Incorporated herein by reference to Exhibit 3.19 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(30)                          Incorporated herein by reference to Exhibit 3.20 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(31)                          Incorporated herein by reference to Exhibit 3.21 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(32)                          Incorporated herein by reference to Exhibit 3.22 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(33)                          Incorporated herein by reference to Exhibit 3.23 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(34)                          Incorporated herein by reference to Exhibit 3.24 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(35)                          Incorporated herein by reference to Exhibit 3.9 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(36)                          Incorporated herein by reference to Exhibit 3.10 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(37)                          Incorporated herein by reference to Exhibit 3.25 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(38)                          Incorporated herein by reference to Exhibit 3.26 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(39)                          Incorporated herein by reference to Exhibit 3.27 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(40)                          Incorporated herein by reference to Exhibit 3.28 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(41)                          Incorporated herein by reference to Exhibit 3.11 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(42)                          Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(43)                          Incorporated herein by reference to Exhibit 3.29 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(44)                          Incorporated herein by reference to Exhibit 3.30 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(45)                          Incorporated herein by reference to Exhibit 3.13 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(46)                          Incorporated herein by reference to Exhibit 3.14 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(47)                          Incorporated herein by reference to Exhibit 3.39 to the Registration Statement on Form S-4 (Reg. No. 333-179842) filed by the Company on March 1, 2010.

(48)                          Incorporated herein by reference to Exhibit 3.40 to the Registration Statement on Form S-4 (Reg. No. 333-179842) filed by the Company on March 1, 2010.

(49)                          Incorporated herein by reference to Exhibit 3.17 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(50)                          Incorporated herein by reference to Exhibit 3.18 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(51)                          Incorporated herein by reference to Exhibit 3.43 to the Registration Statement on Form S-4 (Reg. No. 333-179842) filed by the Company on March 1, 2010.

(52)                          Incorporated herein by reference to Exhibit 3.44 to the Registration Statement on Form S-4 (Reg. No. 333-179842) filed by the Company on March 1, 2010.

(53)                          Incorporated herein by reference to Exhibit 3.35 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(54)                          Incorporated herein by reference to Exhibit 3.46 to the Registration Statement on Form S-4 (Reg. No. 333-179842) filed by the Company on March 1, 2010.

(55)                          Incorporated herein by reference to Exhibit 3.39 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(56)                          Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(57)                          Incorporated herein by reference to Exhibit 3.21 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(58)                          Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(59)                          Incorporated herein by reference to Exhibit 3.27 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(60)                          Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(61)                          Incorporated herein by reference to Exhibit 3.25 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(62)                          Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(63)                          Incorporated herein by reference to Exhibit 3.23 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(64)                          Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(65)                          Incorporated herein by reference to Exhibit 3.33 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(66)                          Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(67)                          Incorporated herein by reference to Exhibit 3.37 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(68)                          Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(69)                          Incorporated herein by reference to Exhibit 3.41 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(70)                          Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(71)                          Incorporated herein by reference to Exhibit 3.43 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(72)                          Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(73)                          Incorporated herein by reference to Exhibit 3.3 to the Registration Statement on Form S-1 (Reg. No. 333-124393) filed by International Coal Group, Inc. on May 28, 2005.

(74)                          Incorporated herein by reference to Exhibit 3.1 to International Coal Group, Inc.’s Current Report on Form 8-K filed on November 19, 2010).

(75)                          Incorporated herein by reference to Exhibit 3.45 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(76)                          Incorporated herein by reference to Exhibit 3.46 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(77)                          Incorporated herein by reference to Exhibit 3.47 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(78)                          Incorporated herein by reference to Exhibit 3.48 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(79)                          Incorporated herein by reference to Exhibit 3.31 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(80)                          Incorporated herein by reference to Exhibit 3.32 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(81)                          Incorporated herein by reference to Exhibit 3.49 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(82)                          Incorporated herein by reference to Exhibit 3.50 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(83)                          Incorporated herein by reference to Exhibit 3.51 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(84)                          Incorporated herein by reference to Exhibit 3.51 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(85)                          Incorporated herein by reference to Exhibit 3.33 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(86)                          Incorporated herein by reference to Exhibit 3.34 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(87)                          Incorporated herein by reference to Exhibit 3.7 to the Registration Statement on Form S-4 (Reg. No. 333-107569) filed by Arch Western Finance, LLC on August 1, 2003.

(88)                          Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(89)                          Incorporated herein by reference to Exhibit 3.35 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(90)                          Incorporated herein by reference to Exhibit 3.35 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(91)                          Incorporated herein by reference to Exhibit 3.37 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(92)                          Incorporated herein by reference to Exhibit 3.38 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(93)                          Incorporated herein by reference to Exhibit 3.38 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(94)                          Incorporated herein by reference to Exhibit 3.40 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(95)                          Incorporated herein by reference to Exhibit 3.41 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(96)                          Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(97)                          Incorporated herein by reference to Exhibit 3.55 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(98)                          Incorporated herein by reference to Exhibit 3.56 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(99)                          Incorporated herein by reference to Exhibit 3.95 to the Registration Statement on Form S-4 (Reg. No. 333-179842) filed by the Company on March 1, 2010.

(100)                   Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(101)                   Incorporated herein by reference to Exhibit 3.43 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(102)                   Incorporated herein by reference to Exhibit 3.44 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(103)                   Incorporated herein by reference to Exhibit 3.99 to the Registration Statement on Form S-4 (Reg. No. 333-179842) filed by the Company on March 1, 2010.

(104)                   Incorporated herein by reference to Exhibit 3.99 to the Registration Statement on Form S-4 (Reg. No. 333-179842) filed by the Company on March 1, 2010.

(105)                   Incorporated herein by reference to Exhibit 3.57 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(106)                   Incorporated herein by reference to Exhibit 3.58 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(107)                   Incorporated herein by reference to Exhibit 3.11 to the Registration Statement on Form S-4 (Reg. No. 333-107569) filed by Arch Western Finance, LLC on August 1, 2003.

(108)                   Incorporated herein by reference to Exhibit 3.10 to the Registrant Statement on Form S-4 (Reg. No. (Reg. No. 333-190654) filed by the Company on August 16, 2013.

(109)                   Incorporated herein by reference to Exhibit 3.17 to the Registration Statement on Form S-4 (Reg. No. 333-122141) filed by Arch Western Finance, LLC on January 19, 2005.

(110)                   Incorporated herein by reference to Exhibit 3.17 to the Registration Statement on Form S-4 (Reg. No. 333-122141) filed by Arch Western Finance, LLC on January 19, 2005.

(111)                   Incorporated herein by reference to Exhibit 3.59 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(112)                   Incorporated herein by reference to Exhibit 3.60 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(113)                   Incorporated herein by reference to Exhibit 3.63 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(114)                   Incorporated herein by reference to Exhibit 3.64 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(115)                   Incorporated herein by reference to Exhibit 3.45 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(116)                   Incorporated herein by reference to Exhibit 3.46 to the Registration Statement on Form S-4 (Reg. No. 333-165934) filed by the Company on May 7, 2010.

(117)                   Incorporated herein by reference to Exhibit 3.65 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(118)                   Incorporated herein by reference to Exhibit 3.66 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(119)                   Incorporated herein by reference to Exhibit 3.67 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(120)                   Incorporated herein by reference to Exhibit 3.68 to the Registration Statement on Form S-4 (Reg. No. 333-137402) filed by International Coal Group, Inc. on September 18, 2006.

(121)                   Included as part of Exhibit T3C.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Arch Coal, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of St. Louis, and State of Missouri, on the 8th day of July, 2015.

(SEAL)		ARCH COAL, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Senior Vice President and Chief Financial Officer

(SEAL)		ACI TERMINAL, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ALLEGHENY LAND COMPANY

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ARCH COAL SALES COMPANY, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ARCH COAL WEST, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ARCH DEVELOPMENT, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ARCH ENERGY RESOURCES, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ARCH RECLAMATION SERVICES, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ARCH WESTERN ACQUISITION CORPORATION

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ARCH WESTERN ACQUISITION, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ARCH WESTERN BITUMINOUS GROUP, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ Jon S. Ploetz
			Name:	Jon S. Ploetz
			Title:	Secretary

(SEAL)		ARCH WESTERN FINANCE, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	President

(SEAL)		ARCH WESTERN RESOURCES, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ARCH OF WYOMING, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ Jon S. Ploetz
			Name:	Jon S. Ploetz
			Title:	Secretary

(SEAL)		ARK LAND COMPANY

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ARK LAND KH, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ARK LAND LT, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ARK LAND WR, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ASHLAND TERMINAL, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		BRONCO MINING COMPANY, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		CATENARY COAL HOLDINGS, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		COAL-MAC, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		COALQUEST DEVELOPMENT LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		CUMBERLAND RIVER COAL COMPANY

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		HAWTHORNE COAL COMPANY, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		HUNTER RIDGE, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		HUNTER RIDGE COAL COMPANY

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		HUNTER RIDGE HOLDINGS, INC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ICG, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ICG, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ICG BECKLEY, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ICG EAST KENTUCKY, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ICG EASTERN, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ICG EASTERN LAND, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ICG ILLINOIS, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ICG KNOTT COUNTY, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ICG NATURAL RESOURCES, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		ICG TYGART VALLEY, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		INTERNATIONAL COAL GROUP, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		JULIANA MINING COMPANY, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		KING KNOB COAL CO., INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		LONE MOUNTAIN PROCESSING, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		MARINE COAL SALES COMPANY

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		MELROSE COAL COMPANY, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		MINGO LOGAN COAL COMPANY

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		MOUNTAIN COAL COMPANY, L.L.C.

Attest:	/s/ Jolene J. Mermis	By:	/s/ Jon S. Ploetz
			Name:	Jon S. Ploetz
			Title:	Secretary

(SEAL)		MOUNTAIN GEM LAND, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		MOUNTAIN MINING, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		MOUNTAINEER LAND COMPANY

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		OTTER CREEK COAL, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		PATRIOT MINING COMPANY, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		POWELL MOUNTAIN ENERGY, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		PRAIRIE HOLDINGS, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		SHELBY RUN MINING COMPANY, LLC

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		SIMBA GROUP, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		THUNDER BASIN COAL COMPANY, L.L.C.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		TRITON COAL COMPANY, L.L.C.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		UPSHUR PROPERTY, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		VINDEX ENERGY CORPORATION

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		WESTERN ENERGY RESOURCES, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		WHITE WOLF ENERGY, INC.

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President

(SEAL)		WOLF RUN MINING COMPANY

Attest:	/s/ Jolene J. Mermis	By:	/s/ John T. Drexler
			Name:	John T. Drexler
			Title:	Vice President